Cyclacel Pharmaceuticals, Inc.

200 Connell Drive, Suite 1500

Berkeley Heights, NJ 07922

December 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Cyclacel Pharmaceuticals, Inc. Registration Statement on Form S-3, as amended (Registration No. 333-147997)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3, as amended be accelerated to Thursday, December 20, 2007, at 5:00 p.m. EST. We acknowledge that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Priya Kumar, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 935-3000.

Thank you very much.

Sincerely,
/s/ Paul McBarron
Paul McBarron Chief Operating Officer and Executive Vice President, Finance
cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Priya Kumar, Esq.